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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Grove Point Investments, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2440 Research Blvd, Suite 500
(No. and Street)

Rockville	MD	20850
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Trisha Tymkiw	315.609.7903	Trisha.Tymkiw@atriawealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman, LLP
(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Trisha Tymkiw, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Grove Point Investments, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SARA A KERRY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KE6232868
Qualified in Onondaga County
My Commission Expires December 13, 2026

Signature: [signature]

Title:
Managing Director

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GROVE POINT INVESTMENTS, LLC

FINANCIAL STATEMENT
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM THEREON

DECEMBER 31, 2024

GROVE POINT INVESTMENTS, LLC
DECEMBER 31, 2024

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors
Grove Point Investments, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Grove Point Investments, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Grove Point Investments, LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Grove Point Investments, LLC's management. Our responsibility is to express an opinion on Grove Point Investments, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Grove Point Investments, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Grove Point Investments, LLC's auditor since 2023.
New York, New York
April 1, 2025

GROVE POINT INVESTMENTS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	6,214,687
Commissions receivable		3,879,547
Receivables from clearing firms		45,949
Deposit with clearing broker		110,010
Other receivables, net		410,985
Other assets		803,491
Property and equipment, net		2,693
TOTAL ASSETS	$	11,467,362

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	1,462,026
Commissions payable		3,516,800
Total liabilities		4,978,826
Member's equity		6,488,536
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	11,467,362

The accompanying notes are an integral part of this financial statement.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Grove Point Investments, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a dual member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and National Futures Association (“NFA”). The Company is a wholly-owned subsidiary of a financial services company (the "Parent"). The Company's principal office is located in Rockville, Maryland. The Company has registered representatives located throughout the United States. The Company provides retail securities brokerage services through a nationwide network of registered representatives.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents
Cash equivalents consist of highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Basis of presentation and use of estimates
The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services. Revenues are also analyzed to determine whether the Company acts as the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenue on a net basis) in the arrangement with the customer. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Securities transactions
Proprietary securities transactions are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions and other receivables

Commissions and other receivables are stated at the amounts the Company expects to collect. The Company considers accounts receivable to be fully collectible. The determination of the amount of credit losses is based on the estimated creditworthiness of the counterparty and the length of time a receivable has been outstanding.

Other factors are considered by management based on relevant information about past events, current conditions and reasonable supportable forecasts as deemed necessary on a transaction-by-transaction basis. The Company continually monitors these estimates over the life of the receivable.

The allowance for uncollectible accounts reflects the amount of loss that can be reasonably estimated by management. The allowance for uncollectible accounts at December 31, 2024 was approximately $240,000. The total of Commissions and other receivables at December 31, 2024 was approximately $4,291,000.

Property and equipment

Property and Equipment are stated at cost and are depreciated based on their estimated useful lives using accelerated methods. Useful lives range from 3 to 5 years.

Lease Liability

In accordance with FASB Accounting Standards Codification 842, *Leases* (“ASC 842”), the Company elected to account for its expense sharing agreement lease costs as an operating lease using the practical expedients permitted under ASC 842. The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lessee is reasonably certain to exercise. Variable lease payments are recognized in the period in which the obligation is incurred. For 2024, the Company's lease obligations were deemed to be short-term.

Income taxes

The accounts of the Company are included in the consolidated federal income tax return filed by the Parent. The Company is a Limited Liability Company (LLC) and will be treated as a disregarded entity for income tax purposes and any taxable income is allocated to the members of the Company.

Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potentially significant changes that management believes are more-likely-than-not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions taken or to be taken that require disclosure in the accompanying financial statements. The Company’s policy is to recognize interest and penalties, if any, related to any underpayment of taxes in interest expense and operating expenses, respectively.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements

Pursuant to FASB ASC 820, *Fair Value Measurement* ("ASC 820"), fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

Using the provisions within ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Current expected credit losses

ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326)* introduced a credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaced the multiple existing impairment methods in current GAAP, which generally required that a loss be incurred before it is recognized.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Current expected credit losses (Continued)
For financial assets measured at amortized cost (e.g., cash and cash equivalents, receivables from clearing firms, deposit with broker dealer, and other receivables), the Company has established an allowance for expected credit losses based on the nature and contractual life or expected life of the financial assets.

Recently Adopted Accounting Pronouncements
Effective January 1, 2024, the Company adopted the provisions of ASU 2023-07, *Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures* ("ASU 2023-07"). ASU 2023-07 requires incremental line-item disclosures about each reportable segment's expenses as well as profit and losses, among other requirements. As further detailed in footnote 12, the Company has evaluated the guidance and has determined that it operates as a single operating segment.

Subsequent events
The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. The Company evaluated subsequent events through April 1, 2025, which is the date the financial statement was issued.

Effective 3/31/2025, the Company withdrew its membership from the NFA. There have been no other subsequent events that would require recognition or disclosure in these financial statements.

NOTE 3. REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant judgments
Revenue from contracts with customers includes brokerage commission income and distribution fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 4. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions that periodically exceed federally insured limits. At December 31, 2024, the amount in cash accounts exceeding federally insured limits was approximately $3,128,000.

NOTE 5. DEPOSIT WITH CLEARING BROKER

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully-disclosed basis. The clearing agreement requires the Company to maintain a deposit of approximately $110,000 with the clearing broker. Such amount bears interest at current market rates.

NOTE 6. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) *Market approach*. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach*. Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach*. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024:

Assets:	Level 1	Level 2	Level 3	Total	Valuation technique
Money market funds, included in cash and cash equivalents	$ 3,337,161	$ -	$ -	$ 3,337,161	(a)
Securities owned, included in other assets	335,157	-	-	335,157	(a)
Total	$ 3,672,318	$ -	$ -	$ 3,672,318	

There were no transfers between levels during the year.

NOTE 7. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2024:

Software	$ 3,091,782
Equipment	458,813
	3,550,595
Less: accumulated depreciation	(3,547,902)
Property and equipment, net	$ 2,693

Depreciation expense is recorded on a straight-line basis and was approximately $345,000 for the year ended December 31, 2024.

NOTE 8. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be a party to litigation or other regulatory matters. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

NOTE 9. RELATED-PARTY TRANSACTIONS

The Company has transactions and relationships with affiliate companies. Because of these relationships, the terms of these transactions may not be the same as those that would result from transactions among unrelated parties.

The Company has entered a Corporate Services Agreement among GPF and another wholly owned subsidiary of GPF ("GPF Affiliate"), under which GPF provides Shared Services and Home Office Services to the Company and GPF Affiliate. The Company reimburses GPF for such services on a regular basis. For the year ended December 31, 2024, the Company incurred expenses totaling approximately $8,523,000 in connection with this agreement. At December 31, 2024, there were payables to GPF of approximately $58,000 included in due to affiliates in the statement of financial condition.

The Company has entered an Expense Sharing Agreement with the GPF Affiliate, under which the Company and GPF Affiliate agree to share certain assets and services benefiting both parties, allocate associated expenses in a fair and reasonable manner and reimburse each other on a regular basis. For the year ended December 31, 2024, the Company charged approximately $702,000 to the GPF Affiliate. At December 31, 2024, there were payables to GPF Affiliate totaling approximately $730,000 included in due to affiliates in the statement of financial condition.

Pursuant to an administrative service arrangement ("Affiliate Arrangement") with other affiliated organizations ("Other Affiliates"), the Company is reimbursed and pays for services provided by certain employees and for overhead expenses. For the year ended December 31, 2024, revenues earned under the Affiliate Arrangement were approximately $509,000 which is included in other revenue on the statement of income. At December 31, 2024, there are payables of approximately $39,000 to the Other Affiliates included in due to affiliates in the accompanying statement of financial condition.

Pursuant to an administrative service arrangement ("Parent Arrangement") with the Parent, the Company is reimbursed and pays for services provided by certain employees and for overhead expenses. For the year ended December 31, 2024, revenues earned under the Parent Arrangement were approximately $388,000, which is included in other revenue in the statement of income. At December 31, 2024, there is a payable of approximately $6,000 to the Parent included in due to affiliates in the accompanying statement of financial condition.

NOTE 10. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the Company to maintain minimum net capital, as defined. Further, the rule requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1.

At December 31, 2024, the Company had net capital of $5,407,724, which was $5,085,104 in excess of its required net capital of $322,620. The Company's percentage of aggregate indebtedness to net capital was 89% at December 31, 2024.

NOTE 11. PROFIT SHARING PLAN

The Company has a qualified profit-sharing retirement plan ("Plan") with a 401(k) deferred compensation provision covering all eligible employees as described in the Plan. The Company may make matching and/or discretionary contributions to the Plan, which are determined annually by management.

NOTE 12. SEGMENT REPORTING

The Company is engaged in a single line of business as a licensed broker-dealer transacting securities and providing other products and services to and on behalf of customers which generate commission income, distribution fees, fees from advisory business, fees from marketing assistance, backoffice support fees and cash sweep fees services to clients. The Company has identified its FINOP as the chief operating decision maker (“CODM”), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 10), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company’s operations constitute a single operating segment and therefore, a single reportable segment, because CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The segment revenue, significant expenses, and net income are included in the Company's Statement of Income. Significant expenses include commissions and clearing, employee compensation and benefits, occupancy and equipment, and communications and data processing. Other expenses include allocated expenses, loan forgiveness, conference expenses, and other miscellaneous general and administrative expenses All revenues are derived from external customers. The segment assets are $11,467,362.